UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Master Credit Facility Framework Agreement with Geely

On July 28, 2025, Lotus Technology Inc. (the “Company”) entered into a Master Credit Facility Framework Agreement (the “Credit Facility Agreement”) with Zhejiang Geely Holding Group Company Limited (“Geely”), pursuant to which Geely agrees to provide (including through its affiliates) the Company and its affiliates with a non-revolving credit facility of up to RMB1,600,000,000 (the “Facility”).

The Facility can be drawn by the Company’s affiliates in China from Geely and its affiliates in China (the “Domestic Facility”) in RMB at a fixed interest rate of 6.0% per annum. Alternatively, the Company and its overseas affiliates can borrow from Geely’s overseas affiliates in USD at a floating interest rate of SOFR plus 3.55% per annum.

The term of the Credit Facility Agreement commenced on July 28 and will continue until all loans disbursable under the Facility are disbursed and repaid in full. The relevant parties will enter into a separate agreement for each loan to be disbursed under the Facility and each such loan will have a term of no more than 364 days from the relevant drawdown date. The Company and its affiliates’ obligations under the Domestic Facility will be secured by a pledge over certain intellectual property rights of the Company or its affiliates. In the event of default, Geely is entitled to require the Company to grant a right to an affiliate of Geely to subscribe for shares of the Company at market price covering the then outstanding loan amount, where the entirety of the proceeds received by the Company should be used to repay the outstanding loans.

A copy of the Credit Facility Agreement is included in this current report on Form 6-K as Exhibit 10.1 and the foregoing description of the Credit Facility Agreement is qualified in its entirety by reference thereto.

Incorporation by Reference

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-279108) and the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-282217) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Master Credit Facility Framework Agreement, dated July 28, 2025, by and between Lotus Technology Inc and Zhejiang Geely Holding Group Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: July 29, 2025